NO ACT

PE
12-21-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




13000118

DIVISION OF
CORPORATION FINANCE

January 8, 2013

Paul M. Wilson
AT&T Inc.
pw2209@att.com

Re: AT&T Inc.

Dear Mr. Wilson:

This is in regard to your letter dated December 21, 2012 concerning the shareholder proposal submitted by the UAW Retiree Medical Benefits Trust and The Needmor Fund for inclusion in AT&T's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that AT&T therefore withdraws its December 19, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Meredith Miller
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

From: WILSON, PAUL M (Legal) <PW2209@att.com>
Sent: Friday, December 21, 2012 7:50 PM
To: shareholderproposals
Cc: Meredith Miller; tsmith@bostontrust.com
Subject: Withdrawal of Shareholder Proposal of UAW and Needmor
Attachments: 12-21-12 ATT Withdrawal Letter.pdf; RE: UAW RMBT Withdrawal Letter

Ladies and Gentlemen:

On December 19, 2012, AT&T submitted a notice to the Staff of its intention to omit a shareholder proposal relating to lobbying (the "Proposal") submitted by UAW Retiree Medical Benefits Trust ("UAW") and The Needmor Fund ("Needmor").

Today, AT&T received the attached letter from UAW withdrawing the Proposal and the attached email from UAW confirming that UAW is withdrawing the Proposal on behalf of itself and Needmor. Needmor authorized UAW to withdraw the Proposal on Needmor's behalf in its cover letter to AT&T dated November 9, 2012 (contained in Exhibit A to AT&T's December 19, 2012 notice to the Staff).

Because the Proposal has been withdrawn, AT&T hereby withdraws it December 19, 2012 notice to the Staff.

Thank you for your attention to this matter.

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com


UAW RETIREE
Medical Benefits Trust

December 21, 2012

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

The purpose of this letter is to withdraw the shareholder resolution filed by the UAW Retiree Medical Benefits Trust ("Trust") on November 8, 2012 asking the board to prepare a report on lobbying expenditures and oversight. The resolution was submitted for consideration at the Company's 2013 annual meeting.

It has been a pleasure working with you and Wayne on this issue thus far, and we hope we can continue our productive dialogue into 2013.

Sincerely,

Meredith Miller

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

Cc: Wayne Watts
Senior Executive Vice President and General Counsel
AT&T Inc.

Tim Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1305
Tel: 734-929-5789 • Fax: 734-929-5859



Paul M. Wilson
General Attorney

AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com

1934 Act/Rule 14a-8

December 19, 2012

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal of UAW Retiree Medical Benefits Trust and The Needmor Fund

Ladies and Gentlemen:

This letter and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 8, 2012, AT&T received a shareholder proposal and supporting statement (the "2013 Lobbying Proposal") from UAW Retiree Medical Benefits Trust ("UAW") for inclusion in AT&T's 2013 proxy materials. The Needmor Fund (together with UAW, the "Proponents") co-filed the 2013 Lobbying Proposal with UAW as the primary filer. A copy of the 2013 Lobbying Proposal and related correspondence is attached hereto as Exhibit A. For the reasons stated below, AT&T intends to omit the 2013 Lobbying Proposal from its 2013 proxy materials.

A copy of this letter and the attachments is being sent concurrently to the Proponents, as notice of AT&T's intention to omit the 2013 Lobbying Proposal from its 2013 proxy materials.

The 2013 Lobbying Proposal requests that AT&T issue a report on lobbying expenditures. AT&T believes that the 2013 Lobbying Proposal may be omitted from its 2013 proxy materials pursuant to Rule 14a-8(i)(11).

The 2013 Lobbying Proposal may be omitted from AT&T's 2013 proxy materials because the 2013 Lobbying Proposal substantially duplicates another proposal previously submitted to AT&T.

Under Rule 14a-8(i)(11), a company may exclude a shareholder proposal if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Commission has stated that the purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other. See Exchange Act Release No. 12999 (Nov. 22, 1976). The Staff has consistently taken the position that proposals having the same principal thrust or focus may be substantially duplicative, even if they differ as to terms and scope.

In *AT&T Inc.* (Feb. 3, 2012; recon. granted Mar. 1, 2012), AT&T sought to exclude a proposal requesting a report on lobbying expenditures (the "2012 Lobbying Proposal") pursuant to Rule 14a-8(i)(11) on the grounds that it substantially duplicated a proposal requesting a report on political contributions and expenditures (the "2012 Domini Proposal") previously submitted by Domini Social Investments that AT&T intended to include in its 2012 proxy materials. AT&T argued that the principal thrust or focus of the two proposals was the same and that the subject of the report requested by the 2012 Lobbying Proposal would be encompassed within the report requested by the 2012 Domini Proposal. AT&T also argued that shareholders would perceive both proposals as requesting the same information. The Staff concurred that the 2012 Lobbying Proposal could be excluded as substantially duplicative of the 2012 Domini Proposal. For other letters in which the Staff concurred that a proposal requesting a report on lobbying expenditures could be excluded pursuant to Rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal requesting a report on political expenditures, see *JPMorgan Chase & Co.* (Feb. 24, 2012); *WellPoint, Inc.* (Feb. 24, 2012); *CVS Caremark Corp.* (Feb. 1, 2012) (recon. denied Feb. 29, 2012); *Occidental Petroleum Corp.* (Feb. 25, 2011); *Citigroup Inc.* (Jan. 28, 2011).

On November 7, 2012, AT&T received a shareholder proposal and supporting statement (the "2013 Domini Proposal") from Domini Social Investments for inclusion in AT&T's 2013 proxy materials. The 2013 Domini Proposal requests a report on political contributions and expenditures. A copy of the 2013 Domini Proposal is attached hereto as Exhibit B. AT&T received the 2013 Lobbying Proposal on November 8, 2012. Therefore, the 2013 Domini Proposal was submitted prior to the 2013 Lobbying Proposal for purposes of Rule 14a-8(i)(11). AT&T intends to include the 2013 Domini Proposal in its 2013 proxy materials.

The 2013 Lobbying Proposal is substantially similar to the 2012 Lobbying Proposal, and the 2013 Domini Proposal is nearly identical to the 2012 Domini Proposal. While they differ in scope, the principal thrust or focus of the 2013 Lobbying Proposal and the 2013 Domini Proposal is the same—disclosure of corporate policies, procedures and expenditures relating to political activities. Therefore, as was the case in *AT&T Inc.* and the other letters cited above, AT&T believes that the 2013 Lobbying Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates the 2013 Domini Proposal.

AT&T also believes that shareholders would view the 2013 Lobbying Proposal and the 2013 Domini Proposal as substantially duplicative if both proposals were included in AT&T's 2013 proxy materials. For example, the 2013 Lobbying Proposal requests disclosure of payments used for lobbying *"engaged in by a trade association or other organization of which AT&T is a member,"* while the 2013 Domini Proposal requests AT&T to disclose *"all of its political spending, including payments to trade associations and other tax exempt organizations used for*

political purposes." (Emphasis added) In addition, the 2013 Domini Proposal contains the following statements (emphasis added):

- As long-term shareholders of AT&T, we support transparency and accountability in corporate spending on political activities.
- For example, AT&T's payments that are used for political activities by trade associations and other political active organizations are undisclosed and unknown.
- In some cases, even management does not know how these groups use their company's money politically.
- The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes.
- The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets.

AT&T believes that lobbying is generally regarded as "political" and thus that shareholders reading these references to "political activities," "political use," and "political purposes" would expect the 2013 Domini Proposal to encompass lobbying. Therefore, AT&T believes that shareholders would view the 2013 Lobbying Proposal and the 2013 Domini Proposal as duplicative and would be confused as to why both proposals were included in the same proxy materials.

* * *

For the reasons stated above, AT&T believes that the 2013 Lobbying Proposal may be excluded from its 2013 proxy materials pursuant to Rule 14a-8(i)(11) as substantially duplicative of the 2013 Domini Proposal. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures

cc: UAW Retiree Medical Benefits Trust (by e-mail) (mamiller@rhac.com)
The Needmor Fund (by e-mail) (moreinfo@needmorfund.org)
Walden Asset Management (by e-mail) (tsmith@bostontrust.com)

EXHIBIT A

UAW RETIREE
Medical Benefits Trust

November 8, 2012

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

The purpose of this letter is to submit the attached shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in AT&T Inc.'s (the "Company") proxy statement for the 2013 Annual Meeting of Stockholders.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2013 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

Please contact me at (734) 929-5789 or via email at mamiller@rhac.com if you have any questions.

Sincerely,



Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

Enclosure

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1305
Tel: 734-929-5789 • Fax: 734-929-5859


UAW RETIREE
Medical Benefits Trust

Resolved, the shareholders of AT&T Inc. ("AT&T") request the Board authorize the preparation of a report, updated semiannually, disclosing:

1. Policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. A listing of payments used for (a) direct or indirect lobbying; or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. AT&T's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. The decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which AT&T is a member.

"Direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

The report shall be presented to the Audit Committee or other relevant Board oversight committees and posted on AT&T's website.

Supporting Statement

While corporations can lobby legislators and regulators on policy matters, company assets could be used to pursue activities contrary to the long-term interests of AT&T and its shareholders absent a robust system of transparency and accountability.

The use of corporate resources to influence legislation and regulation may also generate significant risks, such as when lobbying supports positions that are misaligned with the company's business strategy or values. AT&T and other companies reliant on a positive image to attract and retain customers also bear reputational risks when corporate resources are used to support controversial issues or organizations, even if such support is unintentional.

AT&T sits on the board of the U.S. Chamber of Commerce, which its head said offers members "deniability" in advocating controversial policy positions ("Show Him the Money," *Washington Monthly*, July/August 2010). Some positions have prompted companies like peer group member Apple to discontinue membership. The Chamber has spent over $300 million on lobbying since 2010.

AT&T also serves on the American Legislative Exchange Council's Private Enterprise Board. ALEC membership has been controversial, leading ten AT&T peer group members including Sprint to leave the group.

AT&T is among the ten highest corporate federal lobbying spenders, dispensing $50 million since 2010. Because AT&T does not disclose all lobbying expenditures, this figure may exclude grassroots lobbying communications and lobbying at the state and local levels. AT&T does not disclose trade association memberships or contributions to tax-exempt organizations that write and endorse model legislation.



STATE STREET.

Timothy Stone

Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
tstone@statestreet.com

telephone +1 617 985 9509
facsimile +1 617 769 6695

www.statestreet.com

DATE: November 9, 2012

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Re: Shareholder Proposal Record Letter for AT&T Inc. (cusip 00206R102)

Dear Ms. Meuleman:

State Street Bank and Trust Company is custodian for **2,484,113 shares of AT&T Inc.** common stock held for the benefit of the UAW Retiree Medical Benefits Trust (the "Trust"). The Trust has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously since November 8, 2011. The Trust continues to hold the shares of **AT&T Inc.** stock.

As custodian for the Trust, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). FIORDPIER + CO., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Timothy B. Stone
Vice President
State Street Bank and Trust Company



THE NEEDMOR FUND

November 9, 2012

Ms. Ann Effinger Meuleman
Corporate Secretary
AT&T Inc.
208 S. Akard Street
Dallas, TX 75202

Dear Ms. Meuleman:

The Needmor Fund holds 1,700 shares of AT&T stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. We are particularly concerned about the lobbying policies and practices of AT&T thus the request for this review.

Therefore, we are co-filing the enclosed shareholder proposal with the UAW Retiree Medical Benefits Trust as the primary filer for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares, over $2,000 worth of shares, through the date of the next annual meeting. We have been a shareholder of more than $2,000 in market value of AT&T stock for more than one year. We are pleased to provide proof of ownership upon request. We hereby deputize UAW Retiree Medical Benefits Trust to act on our behalf in withdrawing this resolution.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

Sincerely,



Daniel Stranahan
Chair – Finance Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management
Meredith Miller, UAW Retiree Medical Benefits Trust

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Resolved, the shareholders of AT&T Inc. ("AT&T") request the Board authorize the preparation of a report, updated semiannually, disclosing:

1. Policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. A listing of payments used for (a) direct or indirect lobbying; or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. AT&T's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. The decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which AT&T is a member.

"Direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

The report shall be presented to the Audit Committee or other relevant Board oversight committees and posted on AT&T's website.

Supporting Statement

While corporations can lobby legislators and regulators on policy matters, company assets could be used to pursue activities contrary to the long-term interests of AT&T and its shareholders absent a robust system of transparency and accountability.

The use of corporate resources to influence legislation and regulation may also generate significant risks, such as when lobbying supports positions that are misaligned with the company's business strategy or values. AT&T and other companies reliant on a positive image to attract and retain customers also bear reputational risks when corporate resources are used to support controversial issues or organizations, even if such support is unintentional.

AT&T sits on the board of the U.S. Chamber of Commerce, which its head said offers members "deniability" in advocating controversial policy positions ("Show Him the Money," *Washington Monthly*, July/August 2010). Some positions have prompted companies like peer group member Apple to discontinue membership. The Chamber has spent over $300 million on lobbying since 2010.

AT&T also serves on the American Legislative Exchange Council's Private Enterprise Board. ALEC membership has been controversial, leading ten AT&T peer group members including Sprint to leave the group.

AT&T is among the ten highest corporate federal lobbying spenders, dispensing $50 million since 2010. Because AT&T does not disclose all lobbying expenditures, this figure may exclude grassroots lobbying communications and lobbying at the state and local levels. AT&T does not disclose trade association memberships or contributions to tax-exempt organizations that write and endorse model legislation.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

November 9, 2012

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **1,700** shares of **AT&T (Cusip #00206R102).** We confirm that **Needmor Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **AT&T** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact (name of contact) directly.

Sincerely,

Laura O'Sullivan, Vice President

EXHIBIT B

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

November 7, 2012

Ms. Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

VIA Federal Express and email to ann.meuleman@att.com

Re: Shareholder Proposal Requesting Political Contributions Report

Dear Ms. Meuleman:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund.

Thank you again for the time you and Mr. Watts took to discuss your political contributions policies with the shareholder coalition coordinated by Meredith Miller at the UAW Retiree Medical Benefits Trust on October 25. Today, I am writing to you on behalf of Domini Social Investments, not on behalf of the larger investor coalition. As I explained in my email to Mr. Watts on October 31, we very much appreciated the candid discussion and welcome the continuation of our dialogue. In light of AT&T's filing deadline, and in order to preserve our rights as shareholders to bring these issues before the AT&T board and assembled shareholders, however, we have decided to resubmit our shareholder proposal. We hope that we will be able to reach a satisfactory agreement that would allow us to withdraw our proposal.

Our proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of AT&T shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of AT&T shares from our portfolio's custodian is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You may be receiving identical proposals from other filers. Please consider me to be lead proponent for purposes of communication. We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,



Adam Kanzer
Managing Director & General Counsel

cc: Mr. Wayne Watts, General Counsel via email: wayne.watts@att.com

Encl.



Political Contributions Report

Resolved, that the shareholders of AT&T ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of AT&T, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

AT&T disclosed that it allocated $6.5 million for political purposes in 2012 alone, including an additional $13.5 million in contributions or expenditures relating to the 2012 presidential nominating conventions and inaugural activities.

Publicly available data does not provide a complete picture of the Company's political spending. For example, AT&T's payments that are used for political activities by trade associations and other political active organizations are undisclosed and unknown. In some cases, even management does not know how these groups use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.